February 1, 2013

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 11, 2012
Form 6-K dated November 14, 2012
Form 6-K dated November 23, 2012
File No. 001-32221
Staff Comment Letter dated January 17, 2013

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on January 17, 2013 regarding the Company’s response, dated January 9, 2013, to the Staff’s December 10, 2012 letter, concerning the Company’s annual report on Form 20-F filed on April 11, 2012 (the “2011 Form 20-F”), Form 6-K dated November 14, 2012 and Form 6-K dated November 23, 2012. This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 3 and have provided responses immediately below such comments.

SEC Comment No. 1.

Report of Independent Registered Public Accounting Firm

1.      We note from your response to our prior comment two that you intend to file an amended Form 20-F to include an independent audit report which covers each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows. Please file this amended Form 20-F as soon as possible.

Response to Comment No. 1.

We note the Staff’s comment and advise that we will file an amended Form 20-F to include an independent audit report which covers each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows as soon as possible after all topics discussed in the present letter are resolved.

Mrs. Linda Cvrkel Page 2	February 1, 2013

SEC Comment No. 2

Statements of Cash Flows, page F-15

2.      We note from your response to our prior comment four that the (R$30,460) adjustment to other provisions presented on the statement of cash flows relates mainly to tax credits recognized relating to PIS and COFINS in the amount of R$52.3 million, partially offset by a provision of R$25.0 million relating to certain investments. Please explain to us, and revise your notes to the financial statements to disclose the nature of the investments for which a provision was recorded in 2011 and the reason why you believe the amount of the provision recorded was appropriate. Also, in light of the fact that it appears that in the nine months ended September 30, 2012, you recorded an additional R$25.6 million provision relating to certain investments (as indicated in your response to our prior comment 15) please explain to us why you believe the amount recorded for these investments at December 31, 2011 was appropriate. As part of your response, please indicate the nature of any changes in terms or circumstances related to these investments that resulted in an additional provision recorded subsequent to December 31, 2011.

Response to Comment No. 2.

As of December 31, 2011, the Company held a portfolio of R$2,082 million in investments. In light of a scenario of potential default by the issuer of one of the instruments in this portfolio, we recorded a provision for the full amount of that instrument, which had an outstanding amount at that date of R$25.0 million (then the reais  equivalent of US$13.6 million).

During the third quarter of 2012, the issuer of this instrument liquidated its assets and distributed the proceeds to its creditors, upon which we recovered R$3.7 million (then the reais  equivalent of US$1.9 million). As a result, in the financial statements for the third quarter of 2012, we reversed the provision and recorded a write-off of the unpaid balance of this instrument. In the statement of cash flows for the nine months ended September 30, 2012, the R$25.6 million (then the reais  equivalent of US$13.6 million) represents the reversal of the provision described above. The write-off of the instrument is included in the variation in the “investments used for trading” line item in operating activities in the amount of R$ 21.9 million (then the reais  equivalent of US$11.7 million), i.e.: the unpaid balance . Therefore, the only effect on the Company’s financial statements for the nine-months ended September 30, 2012 was the recognition of a gain of R$3.7 million relating to the recovered amount and a corresponding increase in net operating activities in the statement of cash flows.

Mrs. Linda Cvrkel Page 3	February 1, 2013

We believe that recording the provision for the full amount of the instrument at December 31, 2011 was appropriate in light of the deterioration of the liquidity of the counterparty during 2011. We advise the Staff that there was no additional provision recorded during the quarter ended September 30, 2012 and the only reason for the variation of the provision amount in reais was the effect of exchange rate variation on the instrument, which was denominated in U.S. dollars.

We will revise the notes to our financial statements in future filings to reflect the explanation above.

SEC Comment No. 3

Notes to the Financial Statements

Note 21. Provisions, page F-54

3.      We note from your response to our prior comment 16 that the R$26.2 million provision was recorded in December 2011 as an operating cost. Please tell us where this amount is included in the adjustments to reconcile net income to net cash provided by operating activities in the statement of cash flows.

Response to Comment No. 3.

The R$26.2 million provision was included in the line item “provision for aircraft return” in the statement of cash flows, which for the year ended December 31, 2011 amounted to R$96.1 million. This line item includes both provisions relating to “return of aircraft and engine” amounting to R$69.9 million and “additional provision relating to the anticipated return of aircraft” amounting to R$26.2 million.

We acknowledge that:

·         we are responsible for the adequacy and accuracy of the disclosure in the filing;

·         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mrs. Linda Cvrkel Page 4	February 1, 2013

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Claire Erlanger and Jean Yu, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP